UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

BEL FUSE INC /NJ

(Name of Issuer)

CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

077347300

(CUSIP Number)

LAURA R. KUNTZ, ESQ.,  LOWENSTEIN SANDLER LLP,  65 LIVINGSTON AVENUE,  ROSELAND,  NEW JERSEY  07068  Phone : 973-597-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BERNSTEIN HOWARD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
265,000*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
265,000*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
265,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7*%

14	TYPE OF REPORTING PERSON
IN

* THE PERCENTAGE REPORTED IN ROW (13) IS BASED ON THE TOTAL OF 9,758,652 SHARES OF CLASS B COMMON STOCK OUTSTANDING AS OF NOVEMBER 1, 2016 AS REPORTED IN THE ISSUER’S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2016. MR. BERNSTEIN CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS B COMMON STOCK OF THE ISSUER AS OF MARCH 1, 2002. THIS AMENDMENT NO. 1 CONSTITUTES AN EXIT FILING FOR MR. BERNSTEIN AS MR. BERNSTEIN BENEFICIALLY OWNS LESS THAN FIVE PERCENT (5%) OF THE CLASS B COMMON STOCK OF THE ISSUER.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by Howard B. Bernstein to amend and update the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 16, 1999, with respect to shares of Class B Common Stock, par value $0.10 per share (“Class B Common Stock”), of Bel Fuse Inc. (the “Issuer”). Except as specifically provided herein, this Amendment does not modify, alter or amend any of the information previously reported in the Schedule 13D.

This Amendment constitutes an exit filing for Mr. Bernstein as Mr. Bernstein beneficially owns less than five percent (5%) of the Class B Common Stock of the Issuer.

Item 2.	Identity and Background

(a)	Howard B. Bernstein

(b)	Bel Fuse Inc. 206 Van Vorst Street Jersey City, New Jersey 07302

(c)	Mr. Bernstein, who is presently retired, has also retired from the Board of Directors of the Issuer effective May 17, 2016.

(d)	None.

(e)	None.

(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

See the disclosure as previously reported in Item 3 of the original Schedule 13D filing.

Item 4.	Purpose of Transaction

(a)
Mr. Bernstein has no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Bernstein may, from time to time, purchase additional shares of Class B Common Stock or dispose of all or a portion of the shares of Class B Common Stock beneficially owned by him, either in the open market or in privately negotiated transactions.

(b)	Not applicable. See Item 4(a) above.

(c)	Not applicable. See Item 4(a) above.

(d)	Not applicable. See Item 4(a) above.

(e)	Not applicable. See Item 4(a) above.

(f)	Not applicable. See Item 4(a) above.

(g)	Not applicable. See Item 4(a) above.

(h)	Not applicable. See Item 4(a) above.

(i)	Not applicable. See Item 4(a) above.

(j)	Not applicable. See Item 4(a) above.

Item 5.	Interest in Securities of the Issuer

(a)
As of November 1, 2016, there were 9,758,652 shares of Class B Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. As of the date of this Amendment, Mr. Bernstein beneficially owns 265,000 shares of Class B Common Stock, or 2.7% of the total outstanding shares of Class B Common Stock. As a result of increases to the total number of outstanding shares of the Issuer’s Class B Common Stock, Mr. Bernstein ceased to be the beneficial owner of more than five percent of the Class B Common Stock as of March 1, 2002. This Amendment constitutes an exit filing for Mr. Bernstein as Mr. Bernstein beneficially owns less than five percent (5%) of the Class B Common Stock of the Issuer. Mr. Bernstein beneficially owns an aggregate of 140,000 shares of the Issuer’s Class A Common Stock.

(b)
Mr. Bernstein has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, with respect to the 265,000 shares of Class B Common Stock beneficially owned by him.

(c)	Mr. Bernstein effected no transactions in Class B Common Stock during the past sixty days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
Not applicable

(d)	Not applicable.

(e)	Mr. Bernstein ceased to be the beneficial owner of more than five percent of the Class B Common Stock as of March 1, 2002.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOWARD B. BERNSTEIN

February 14, 2017	By:	/s/ LAURA R. KUNTZ
ATTORNEY-IN-FACT**

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: ** A POWER OF ATTORNEY WAS PREVIOUSLY FILED WITH THE COMMISSION AND IS INCORPORATED HEREIN BY REFERENCE.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)